SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XXIV fixed Rate Notes issued on November 14, 2018, for the exchange settlement.

The Company informs that on November 12, 2020, the payment of interest of Series XXIV Notes issued on November 14, 2018, will begin fot those holders of Series XXIV Notes who have effectively enteres to the Exchange ofr Series XXXI Notes or Series XXXII Notes.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	November 12, 2020
Period comprised by the payment:	August 14, 2020/November 12, 2020
Concept of payment:	Interests (100%)
Payment Currency:	United States Dollar (USD)
Nominal Value that entered to the Exchange:	USD 65,075,746
Annual Nominal Interest Rate:	9.00%
Interest being paid (on the nominal value that entered to the exchange):	2.219178079%
Amount being paid	USD 1,444,146.69

Interests will be paid through Caja de Valores S.A. to the noteholders registered whose Notes entered into the Exchange, whose maturity operated on November 10, 2020.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  November 12, 2020